UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                                [GRAPHIC OMITTED]
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                            The Goldfield Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                   381370 10 5
                                 (CUSIP Number)


                  Melba Ford and the Estate of Anthony J. Ford
                               33 Van Riper Street
                             Staten Island, NY 10302
                                 (718) 273-9022
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 22, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381370 10 5

1. NAME OF REPORTING PERSON
   MELBA FORD, INDIVIDUALLY AND AS EXECUTRIX OF THE
   ESTATE OF ANTHONY J. FORD

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See (a) |_|
   Instructions)                                         (b) |_|

3. SEC USE ONLY

4. SOURCE OF FUNDS PF (See Instructions)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6. CITIZENSHIP OR PLACE OF ORGANIZATION United States

      NUMBER OF       7.  SOLE VOTING POWER
        SHARES            847,300
     BENEFICIALLY
       OWNED BY       8.  SHARED VOTING POWER
         EACH             0
      REPORTING
        PERSON        9.  SOLE DISPOSITIVE POWER
         WITH             847,300

                      10. SHARED DISPOSITIVE POWER
                          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         847,300

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)    |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.2%

14. TYPE OF REPORTING PERSON (See Instructions)
    IN, OO

--------------------

*
-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement (the "Statement") is the first amendment to the Schedule 13D filed by and on behalf of the Reporting Persons (as hereinafter defined) as of July 23, 2001 and relates to shares of common stock, par value $0.10 per share (the "Common Stock"), of the Goldfield Corporation, a Delaware corporation ("Goldfield"). The address of Goldfield's principal executive office is 100 Rialto Place, Suite 500, Melbourne, Florida 32901, and its telephone number is
(321) 724-1700.

Item 2.  Identity and Background.

         (a) This Statement is filed by and on behalf of Mrs. Melba Ford and the estate of Anthony J. Ford, who are also sometimes referred to as the "Reporting Persons." Since the filing of the initial Schedule 13D, Anthony J. Ford has passed away. Mrs. Ford is the executrix of Mr. Ford's estate.

Item 5.    Interest in Securities of the Issuer.

          (a) Amount beneficially owned by Mrs. Ford: 847,300 (approximately 3.2% of the Common Stock)

          (b) Number of shares as to which Mrs. Ford has:

          (i) Sole power to vote or to direct the vote ....847,300

          (ii) Shared power to vote or to direct the vote ....0

          (iii) Sole power to dispose or to direct the disposition ....847,300

          (iv) Shared power to dispose or to direct the disposition ....0

          (c) In open-market transactions on August 21, 2003, Mrs. Ford sold 10,000 of the 2,065,300 shares of Common Stock previously held by Mr. and Mrs. Ford at 90 cents per share and 8,000 shares of Common Stock at 89 cents per share. Pursuant to the bequest provisions of Mr. Ford's last will and testament, on August 22, 2003, the remaining 2,047,300 shares of Common Stock were disposed as follows: each of Suzy Petrocelli, Anthony Jay Ford, Jr. and Al Martin Marino, Mr. and Mrs. Ford's children, assumed beneficial ownership of 400,000 shares; 127,100 shares remained in an account in the name of Mr. Ford (Mrs. Ford has beneficial ownership of such shares as executrix of Mr. Ford's estate) and the remaining 720,200 shares were transferred to an account in the name and for the benefit of Mrs. Ford.

          (d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 22, 2003.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 25, 2003



                            /s/ Melba Ford
                            --------------
                            Melba Ford
                            On behalf of herself individually and, as executrix, on behalf of the estate of Anthony J. Ford